Exhibit 12.1

FIVE STAR QUALITY CARE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands except ratios)

	Nine months ended September 30,				Year ended December 31,
	2009		2008		2008		2007		2006	2005	2004
Consolidated earnings (loss)	$136,944		$101,363		$129,664		$135,030		$(19,155)	$(5,678)	$67,809
Consolidated fixed charges	96,301		93,266		127,581		107,106		90,612	74,400	62,657
Ratio of consolidated earnings to fixed charges	1.4	x	1.1	x	1.0	x	1.3	x	— (1)	— (1)	1.1	x
Deficiency	—		—		—		—		109,767	80,078	—
Calculation of consolidated earnings (loss):
Consolidated income (loss) from continuing operations before income tax	$40,643		$8,097		$2,083		$27,924		$(109,767)	$(80,078)	$5,152
Consolidated fixed charges	96,301		93,266		127,581		107,106		90,612	74,400	62,657

Consolidated earnings (loss)	$136,944		$101,363		$129,664		$135,030		$(19,155)	$(5,678)	$67,809
Calculation of fixed charges:
Interest expense	3,287		4,681		6,070		6,335		3,791	3,043	881
Estimated interest component of rent expense	92,911		88,376		121,244		100,304		86,248	70,769	61,487
Amortization of debt discounts / premiums	—		34		34		49		191	193	—
Amortization of capitalized deferred finance costs	103		175		233		418		382	395	289

Fixed charges	$96,301		$93,266		$127,581		$107,106		$90,612	$74,400	$62,657

(1)
Earnings were insufficient to cover fixed charges by approximately $109.8 million and $80.1 million for the years ended December 31, 2006 and 2005, respectively; accordingly, no ratio is presented for such periods.